Exhibit 99.4

Ostin Technology Group Co., Ltd. Announces Pricing of $13,500,000 Initial Public Offering

Nanjing, China, April 26, 2022 (GLOBE NEWSWIRE) -- Ostin Technology Group Co., Ltd. (the "Company") (NASDAQ: OST), a supplier of display modules and polarizers in China, today announced the pricing of its initial public offering (the "Offering") of 3,375,000 ordinary shares (the "Ordinary Shares") at a public offering price of $4.00 per share for total gross proceeds of $13,500,000 before deducting underwriting discounts and offering expenses. The Offering is being conducted on a firm commitment basis. The Ordinary Shares have been approved for listing on The Nasdaq Capital Market and are expected to commence trading on April 27, 2022, under the ticker symbol "OST".

The Company has granted the underwriters an option, exercisable within 45 days from the closing date of the Offering, to purchase up to an additional 506,250 shares at the public offering price, less underwriting discounts and commissions, to cover over-allotment, if any.

The Offering is expected to close on April 29, 2022, subject to customary closing conditions.

Prime Number Capital LLC  is acting as lead book-running manager for the offering. Shengang Securities Company Limited is acting as joint book-runner. Ellenoff Grossman & Schole LLP is acting as counsel to the Company, and Hunter Taubman Fischer & Li LLC is acting as counsel to the underwriters. King & Wood Mallesons is acting as PRC counsel to the Company.

A registration statement on Form F-1 (File No. 333-253959) relating to the Offering, as amended, has been filed with the Securities and Exchange Commission ("SEC") and was declared effective by the SEC on April 26, 2022. The Offering is being made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained, when available, from Prime Number Capital LLC by email at info@pncps.com or via standard mail to Prime Number Capital LLC, Prospectus Department, 14 Myrtle Drive, Great Neck, NY 11021; or from Shengang Securities Company Limited by email at chendi@shgsec.com or via standard mail to Shengang Securities Company Limited, Prospectus Department, Floor 16/22/23, Chamtime International Finance Center, 1589 Century Avenue, Pudong, Shanghai, China 200122. In addition, a copy of the final prospectus can also be obtained via the SEC's website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Ostin Technology Group Co., Ltd.

Founded in 2010, the Company is a supplier of display modules and polarizers in China. The Company designs, develops and manufactures TFT-LCD display modules in a wide range of sizes and customized sizes which are mainly used in consumer electronics, outdoor LCD displays and automotive displays. The Company also manufactures polarizers used in the TFT-LCD display modules.

For more information, please visit http://www.austinelec.com/.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may, "will, "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company's statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Underwriters

Prime Number Capital LLC

Ms. Xiaoyan Jiang, Chairwoman

Email：xj@pncps.com

Phone: 516-582-9666

Shengang Securities Company Limited

Mr. Da Zhai, VP of Investment Banking

Email：zhaida@shgsec.com

Phone：+86-21-20639353

Investor Relations

EverGreen Consulting Inc.

Ms. Janice Wang, Managing Partner

Email: IR@changqingconsulting.com

Phone: +1 571-464-9470 (from U.S.)

+86 13811768559 (from China)